UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

✗ Form C/A: Amendment to Offering Statement

☒ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

MedFire Innovations Inc.

Legal status of issuer

Form

General Stock Corporation

Jurisdiction of Incorporation/Organization

California

Date of organization

June 22, 2016

1

Physical address of issuer

2425 Camino Del Rio South, Suite 125, San Diego, CA 92108

Website of issuer

www.medfire.com

Name of intermediary through which the offering will be conducted

MiTec, PBC (under trade name Crowdfund Main Street)

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of proceeds distributed to the issuer plus third-party background checks and escrow fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

2

Type of security offered

Equity

Price (or method for determining price)

Face value

Target offering amount

$50,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$1,000,000

Deadline to reach the target offering amount

April 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

Two

Financial summary

	Most recent fiscal year end (2021)	Prior fiscal year end (2020)
Total Assets	$ 99,984	$ 96,275
Cash and Cash Equivalents	$ 27,408	$ 32,059
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 32,998	$ 31,443
Long-term Debt	$ 101,762	$ 94,289
Revenues/Sales	$ 21,762	$ 187,068
Cost of Goods Sold	$ 17,573	$ 102,687
Taxes Paid	$ 2,268	$ 800
Net Income (Loss)	$ (87,819)	$ (3,195)

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

MEDFIRE INNOVATIONS INC.

Signature: Gregory Christmas

Title: Founder / President / Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Gregory Christmas

Title: Founder / President / Board Member

Date: 2/7/2023

Form C
Offering Statement
of

MEDFIRE INNOVATIONS, INC.
"MedFire," the "issuer," the "company," "we," "our," "us")

Stock Offering
("Equity")

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained in this Form C is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
MedFire Innovations, Inc.	General Stock Corporation	California	June 22, 2016	2425 Camino Del Rio South, Suite 125, San Diego, CA 92108	www.medfire.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) at issuer	Time period position(s) at the issuer have been held
Gregory Christmas	Chairman of the Board and Company President	Chairman of the Board member from 2016 – present. Company President 2016 - present
Staci Mehl	Board member	Board member from 2019 – present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Title or Role	Responsibilities	Dates of service
Gregory Christmas	MedFire Innovations Inc.	Product and service development	Chairman of the Board, and President of Company	Oversee the day-to-day operations, development of products and services, company finance and capital raise.	2016 - present
Staci Mehl	Consultant	Medical Device and Equipment Consultant	Independent Consultant	Provides sales consultant services for medical products and devices	2016 - present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Ownership percentage
Gregory Christmas	86.77% of common shares

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

MedFire Innovations is comprised of various divisions focused on developing products, devices, and services for our company and for others. The three distinct divisions of MedFire are all tied together by a commitment to *Help Those Who Are In The Business Of Helping Others*. MedFire has cultivated a vast network of creative and innovative experts to help develop great ideas from concept to tactical reality. We have created a Culture of Innovation by sharing ideas and concepts within this network of biomedical, mechanical, and electrical engineers; manufacturers; packaging experts; technical and regulatory specialists; sales and marketing professionals; and other key experts, all with one goal in mind – To Bring Innovations To Life.

Our primary company and lead division, MedFire Innovations, is focused on the development and manufacturing of products and devices for those in the fields of Medicine and Science, Public Safety and Allied Health, Start-up Companies and Entrepreneurs, and MedTech Business in need of additional resources. This division is where Doctors, Nurses, Scientists, Public Safety Professionals, Veterinarians, and the like, come to move their ideas from the drafting table to the operating table, and from the scratch paper to the field. This division provides a diverse array of services in support of the creation of products and services aimed to serve those in the medical, science, and public safety communities.

In addition to our founding and primary company division, MedFire offers two additional divisions serving those who work in the fields of Medicine, Nursing, Science, Veterinary Medicine, and Public Safety: MedFire Jobs and MedFire Expo. Both divisions provide services to individuals and entities who work primarily in our target fields by providing advertising and marketing of products and services targeting these specialized audiences.

MedFire Jobs is a niche job search platform specifically designed to serve organizations and hires in the fields of Medicine, Science, Nursing, Fire and EMS, Law Enforcement, Veterinary Medicine, and other Public Safety professions. Job seekers can explore posted job or career opportunities while MedFire Jobs' robust hiring platform equips employers with thorough job posting services and secure video interview capabilities to assist with recruiting. Featured company and featured advertisement services further allow an employer to improve visibility of their job placements, if they wish to do so. Designed to specifically serve the needs of these industry sectors, MedFire Jobs provides a convenient, results-driven user experience for both employers and job seekers.

MedFire Expo is an online marketplace, a dedicated environment in which users can form and nurture the relationships that matter for their business success. The Expo will provide a business with a place to connect sales with sales prospects, identify new markets, and grow a brand through strategic alignment and networking. Members of the Expo will also enjoy a platform to shop for products and services that cater to those in the healthcare, medical, emergency services, and related fields. This platform will be an exciting place for those to come and experience. This division of MedFire Innovations will provide a variety of services to our customers and end-users through various means, including but not limited to: sales and marketing, eCommerce, a visual expo, and enhanced customized product experiences.

Through its three divisions of MedFire Innovations, MedFire Jobs, and MedFire Expo, parent company MedFire Innovations takes a comprehensive approach to delivering innovative products and services, career support, and extensive networking with a singular goal of improving the ways those in the health/medical, emergency services and public care spheres are able to serve and use their expertise, whether in traditional roles or through ideation and invention that moves their specialties forward in new ways, for the good of all.

MedFire plans to continue to develop, manufacture, and sell products and services it has created under MedFire Innovations or via its collaboratives with select organizations, groups, or other individuals. We also intend to be a profitable company and will try to achieve growth year over year for our company employees and shareholders by expanding future operations while continuously growing our primary target markets. As Company growth and revenues enable such expansion, MedFire also intends to develop a philanthropic arm of the Company. The following areas are on our intended roadmap for expansion: MedFire Labs and the MedFire Educational Center.

We envision future expansion of our company by expanding in various areas, while at the same time, staying focused on our primary target markets. As MedFire grows and increases revenues allowing for future expansion, MedFire intends to use some future proceeds to expand by developing both for profit divisions and increase our philanthropy. The following areas will be our intended roadmap for expansion: MedFire Labs, and the MedFire Educational Center.

The Company intends to move forward soon with an additional division – MedFire Labs. This division is being created to facilitate the need to provide supplements and other products to our target audiences, including resources for fitness and health. We will provide end-user customers with premium, lab-tested, supplements formulated specifically for the high-performance our customers need to stay in top physical condition, both physically and mentally. MedFire Labs supplements will be made in the USA in FDA Registered facilities. This division will provide our customers with top resources boasting the latest information on these topics.

MedFire envisions a world of possibility. We may use some of our future profits to develop and maintain a place for our younger generation to be creative, learn, develop, and ultimately, feel safe. The MedFire Center(s) can be this place. These centers would provide free, hands-on learning, lectures on life and business, creative collectives, and a safe place to spend time. The Centers could allow younger people opportunities for mentorship or other collaborations with professionals who have already established themselves in the sciences, medicine, nursing, fire and rescue, and in product development for these industries. The goal of MedFire Educational Center is to create a Center that achieves immediate and lasting change in the lives of those who attend, instilling confidence, supporting success, promoting kindness, and empowering a future ability to *pay it forward.*

MedFire was founded to impact communities through innovation. To further this impact and pay our success forward, we plan to use some of our profits to help those who want to help other as defined in our Vision and Mission. We intend to use up to 10% of our annual net profits, as determined by our Board of Directors to be in the best interests of the Company, to provide funding to innovators with new ideas that would improve the safety and capabilities of those who work directly in the medical, public safety, and emergency service professions.

Please see **Exhibit A**, our Pitch Deck, for a description of our business and business plan and **Exhibit B,** our MedFire Team. For further information, please also see **Exhibit C**, a description of our intended use of proceeds, **Exhibit D**, our Audited Financials, **Exhibit E**, our possible future operations, **Exhibit F,** the form of our Subscription Agreement, and **Exhibit G**, our Crowdfunding Page, **Exhibit H**, our Amended Articles of Incorporation, **Exhibit I**, Offering Video Transcript, and **Exhibit J**, Jobs & Expo Video Transcript.

(e) The current number of employees of the issuer.

Two

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

In deciding whether to participate in this Offering, prospective investors should carefully consider the risks related to purchasing and holding the Shares, including the risks described below. In addition to the risks described below, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Memorandum, potential investors should keep in mind other possible risks that could be important.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration.

AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND EACH INVESTOR SHOULD CAREFULLY READ AND CONSIDER THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY. THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

Changes to the U.S. healthcare environment may not be favorable to us. Over a number of years, the U.S. healthcare industry has undergone significant changes designed to increase access to medical care, improve safety and patient outcomes, contain costs, and increase efficiencies. These changes include adoption of the Patient Protection and Affordable Care Act, a general decline in Medicare and Medicaid reimbursement levels, efforts by healthcare insurance companies to limit or reduce payments to pharmacies and providers, the basis for payments beginning to transition from a fee-for-service model to value-based payments and risk-sharing models, and the industry shifting away from traditional healthcare venues like hospitals and into clinics, physician offices and patients' homes.

We expect the U.S. healthcare industry to continue to change significantly in the future. Possible changes include repeal and replacement of major parts of the Patient Protection and Affordable Care Act, further reduction or limitations on governmental funding at the state or federal level, efforts by healthcare insurance companies to further limit payments for products and services or changes in legislation or regulations governing prescription pharmaceutical pricing, healthcare services or mandated benefits. These possible changes, and the uncertainty surrounding these possible changes, may cause healthcare industry participants to reduce the amount of products and services they purchase from us or the price they are willing to pay for our products and services, which could adversely affect us.

The health care industry is experiencing changes that could materially adversely affect our business. The health care industry is highly regulated and subject to changing political, economic and regulatory influences. In recent years, the health care industry has undergone, and is in the process of undergoing, significant changes driven by various efforts to reduce costs, including, among other things: trends toward managed care; consolidation of health care distribution companies; consolidation of health care manufacturers; collective purchasing arrangements and consolidation among office-based health care practitioners; and changes in reimbursements to customers, as well as growing enforcement activities (and related monetary recoveries) by governmental officials. Both our profitability and the profitability of our customers may be materially adversely affected by laws and regulations reducing reimbursement rates for pharmaceuticals and/or medical treatments or services, changes to the methodology by which reimbursement levels are determined. If we are unable to react effectively to these and other changes in the health care industry, our financial results could be materially adversely affected.

We face inherent risk of exposure to product liability, intellectual property infringement and other claims in the event that the use of the products we sell results in injury. Our business involves a risk of product liability, intellectual property infringement and other claims in the ordinary course of business, and from time to time it is possible we could be named as a defendant in cases as a result of our distribution of products. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. We have various insurance policies, including product liability insurance, covering risks and in amounts that we consider adequate. In cases involving potential lawsuits in connection with products manufactured by others, the manufacturer of the product may provide us with indemnification. There can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection. A successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have a material adverse effect on our business and our reputation.

Consolidation in the U.S. healthcare industry may negatively impact our results of operations. In recent years, U.S. healthcare industry participants, including distributors, manufacturers, suppliers, healthcare providers, insurers and pharmacy chains, have consolidated or formed strategic alliances. Consolidations create larger enterprises with greater negotiating power.

Consolidation in the U.S. healthcare industry has also resulted in increased competition by direct manufacturers, large national distributors, and drug wholesalers, and may result in lower customer pricing and/or higher operating costs. Additionally, changes in ownership of physician practices may erode the Company's customer base. Continued consolidation in the healthcare industry could result in the following:

- potential new entrants to the markets the Company serves;
- provider networks created through consolidation among physician provider groups, long-term care facilities, and other alternate site providers may shift purchasing decisions to entities or persons with whom the Company has no current relationship;
- national hospital distributors, drug wholesale distributors, and healthcare manufacturers may focus their efforts more directly on the Company's markets;
- competitors obtaining exclusive rights to market products to the Company's customers; and
- hospitals forming alliances with long-term care facilities or physician practices to create health systems which may look to hospital distributors and manufacturers to supply their affiliates.

We depend on certain suppliers to make their raw materials and products available to us and are subject to fluctuations in costs of raw materials and products. We depend on the availability of various components and raw materials supplied by others for our operations. In some instances, for reasons of quality assurance, cost effectiveness, or availability, we procure certain components and raw materials from a sole supplier. Any of our supplier relationships could be interrupted or become less favorable due to events beyond our control, including natural disasters, U.S. or international foreign policy, including tariffs, or could be terminated. In addition, due to regulations and requirements of the FDA regarding the manufacture of our products, that currently exist or may exist in the future, we may not be able to quickly establish additional or replacement sources for certain components or materials. A sustained supply reduction or interruption, and an inability to develop alternative sources for such supply, could have an adverse effect on our business.

Our manufacturing businesses use oil-based resins, pulp, cotton, latex, and other commodities as raw materials in many products. Prices of oil and gas also affect our distribution and transportation costs. Prices of these commodities are volatile and can fluctuate significantly, causing our costs to produce and distribute our products to fluctuate. Due to competitive dynamics and contractual limitations, we may be unable to pass along cost increases through higher prices. If we cannot fully offset cost increases through other cost reductions, or recover these costs through price increases or surcharges, our results of operations could be adversely affected.

Expansion of GPO or hospital purchasing power and the multi-tiered costing structure may place the Company at a competitive disadvantage. The medical products industry is subject to a multi-tiered costing structure, which can vary by manufacturer and/or product. Under this structure, certain competitors can obtain more favorable prices for medical products than the Company. The multi-tiered costing structure continues to expand as many large health systems and others with significant purchasing power, such as GPOs, demand more favorable pricing terms. This may threaten the Company's ability to compete effectively, which would in turn negatively impact the Company's results of operations. Although the Company seeks to obtain similar terms from manufacturers and obtain access to lower prices demanded by GPO contracts or other contracts, management cannot assure such terms will be obtained or contracts will be executed.

Because there is no market for the Company's stock, you may not be able to sell your shares. There is currently no, and there may never be any, secondary market trading in the Preferred Stock, and investors' ability to sell the Preferred Stock is further limited by transfer restrictions under applicable securities laws and the terms of the subscription agreement. Investors may never be able to sell the Preferred Stock or recover any part of your investment, unless the Company conducts a subsequent public offering or a sale of the Company or its assets, none of which things the Company has any current plans to do.

The Preferred Stock has no voting rights. Shares of Preferred Stock are non-voting shares. While the board of directors seeks to consider and represent the interests of all investors, holders of the Preferred Stock will not be able to cast votes representing their own interests in matters submitted to a vote of members, including election of members of the board of directors.

There is no guarantee of return or preference of dividend payments. No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Further, while a purchaser of the Preferred Stock generally expects to receive a preference on payments of dividends, no assurance can be given that the Company will be able to pay the preference, and it is possible that the preference may not be paid at all.

We have not retained an independent party to sell the Offering and the failure of our officers to sell the Offering may result in a shortage of operating funds. Officers of the Company are offering our shares on a "best-efforts" basis. We have not contracted with an underwriter, placement agent, or other person to purchase or sell all, or a portion, of the Preferred Stock and there is no assurance that we can sell all or any of the Preferred Stock. Further, if we had hired an underwriter, placement agent, or other independent person to sell the Offering, that person would have conducted an independent due diligence examination into our business, but since we have not done so, investors are not able to rely on the results of any such examination.

The Company is reliant on key executives and personnel. The Company's business, development and prospects are highly dependent upon the continued services and performance of Gregory Christmas, the Company's CEO. The experience, technical skills and relationships of Mr. Christmas provide the Company with a competitive advantage. The Company believes that the loss of services of Mr. Christmas, or failure to attract and retain necessary personnel, could have a material adverse impact on the business, development, financial condition, results of operations and prospects of the Company. The Company does not currently have a plan for replacing any of these key persons, and there is currently no "key man" insurance in place in respect to Mr. Christmas. The Company may not have the financial and human resources to succeed if it loses the services of any of its key personnel due to death, disability, or other causes.

The Company has only commenced initial operations. The Company was incorporated as a California corporation in June 2016. It has been in the research and development phase since that time, until this calendar year 2019, when it commenced initial operations to begin sales of its first product. Because the Company is in a very early stage, it has earned very minimal revenue and profits. There is no assurance that it will ever earn significant revenues or profits. As a new enterprise, the Company is likely to be subject to risks its management has not anticipated.

Financial information has been prepared by the Company. The Company has not retained an independent third party to opine on the projected amount of funds needed to open and operate the Company. The Company prepared its financial statements and projections with the assistance of an accountant, but they have not been reviewed or audited by any qualified professional. Although the Company engaged consultants knowledgeable in bookkeeping and Company management, based its assumptions upon research, and endeavored to make financial statements as accurate and clear as possible, the statements may contain errors and may lead investors to make false assumptions about the financial status of the Company.

Competition may negatively impact the Company's ability to grow. While, as far as the Company is aware, there is limited competition for its product in the medical device industry, this may change, as a result of which it may not be possible for the Company to win new contracts or operate profitably. Additionally, the Company will be competing for advertising sales in an extremely competitive environment against much larger, better resourced and more experienced companies and there is no guarantee that the Company will be able to successfully obtain or maintain market share for these advertising sales.

The Company may not successfully manage its growth. As set out in this document, the Company intends to carry out certain expansion strategies. The Company's growth and future success will be dependent to some extent on the successful completion of the expansion strategies and the sufficiency of demand for the Company's products and services. The execution of the Company's expansion strategies may also place a strain on its managerial, operational and financial reserves. Should the Company fail to implement such expansion strategies or should there be insufficient demand for the Company's products and services, the Company's business operations, financial performance and prospects may be adversely affected.

The Company's officers and directors have limited experience managing a company in this business. While our officers and directors have experience working with startups, larger companies, and governmental agencies in both administrative and operations roles, they have no prior experience managing a company of this type, or any company at all. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel, who may be in great demand.

Company May Require Additional Funds. The Company currently anticipates that the net proceeds of this Offering, assuming the Company raises a significant portion thereof, will be sufficient to meet its anticipated needs for working capital and other cash requirements for the foreseeable future. However, the Company may need to raise additional funds to build or operate. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its operations would be significantly limited. Such limitation may have a material adverse effect on the Company's business, operating results and financial condition.

Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially.

Certain Factors May Affect Future Success. Any continued future success that the Company might enjoy will depend upon many factors including factors beyond our control and/or which cannot be predicted at this time. These factors may include but are not limited to: changes in general economic conditions; changes in the regulatory environment that makes it more difficult to operate as planned; our ability to expand our customer base and retain key customers; and reduced margins caused by competitive pressures. These conditions may have a material adverse effect upon our business, operating results, and financial condition.

Control of the Company. Control of the Company and all of its operations rest solely with the management and Board of Directors, upon whose judgment and skills investors must rely.

Legal Counsel has not independently verified the statements in this Offering. The Company has retained legal counsel to provide guidance on securities compliance aspects of this Offering, including the preparation of this Offering. However, the Company's legal counsel has not conducted a due diligence review of any of the factual matters covered in this Offering but has relied on information provided by the Company. Investors should seek their own legal counsel in connection with an investment in the Company.

Tax Risks. No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.

Federal Tax Considerations. The following summary describes the material United States federal income tax consequences of the purchase, ownership, and disposition of the Shares and certain other matters, but does not purport to be a complete analysis of all potential tax considerations. In particular, the following summary does not address potential state, local, or foreign tax considerations associated with owning the Shares, and does not address any tax considerations that may apply to any prospective shareholder's particular circumstances, including any circumstances unique to corporations, tax-exempt entities, partnerships, trusts, or ESOPs. No assurance can be given that the Internal Revenue Service ("IRS") will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary of the material United States federal income tax considerations is for general information only and is not tax advice. Each prospective shareholder is urged to consult its, his or her own tax advisor to determine the federal, state, local, foreign and other tax consequences of the purchase, 34 ownership and disposition of the Shares in light of the prospective shareholder's particular circumstances.

Treatment of Dividend Payments. The dividends received by holders of the Shares will be includible in gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such dividend is paid or accrued in accordance with such holder's regular method of tax accounting. In addition, payments of dividends should be treated as portfolio income under the passive loss rules. As portfolio income, these payments may not be offset by losses from a passive activity. For individuals, qualified dividends are subject to tax at rates up to 20 percent. The Company will report on an annual basis any dividends paid with respect to the Shares to each shareholder on a Form 1099-DIV.

Backup Withholding. Under federal income tax law, a holder of Shares may be subject to "backup withholding" under certain circumstances. Backup withholding applies to a shareholder who is a United States person if the shareholder, among other things, (i) fails to furnish his social security number or other taxpayer identification number ("TIN") to the Company, (ii) furnishes the Company an incorrect TIN, (iii) fails to report properly interest and dividends, or (iv) under certain circumstances, fails to provide the Company with a certified statement, signed under penalties of perjury, that the TIN provided to the Company is correct and that the holder is not subject to backup withholding. The backup withholding rate is 24% of "reportable payments." Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States person generally will be allowed as a refund or as a credit against that holder's U.S. federal income tax liability, provided the requisite procedures are followed. Potential investors should consult their tax advisors for additional information concerning the potential application of backup withholding to dividend payments received by them as a result of owning Shares.

Sale, Exchange, Redemption or Retirement of Shares. Assuming you hold Shares as a capital asset, you generally will recognize capital gain or loss upon a sale, exchange, redemption (to the extent the redemption is not treated as a dividend), retirement or other taxable disposition of Shares measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received for the Shares, and (ii) the your adjusted tax basis in the Shares. The gain or loss will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate holders is subject to limitations. A Shareholder's adjusted basis in the Shares generally will be the amount paid for the Shares, provided that a Shareholder's basis may be different if the Shares were received by gift or inheritance, or if certain other adjustments to the basis of Shares have been made.

Net Investment Income Tax. Certain U.S. persons who are individuals, estates or trusts to pay an additional 3.8% net investment income tax. This tax generally would apply to dividends on and capital gains from the sale or exchange of Shares and would be in addition to the dividend taxes and taxes on capital gains described above. Prospective investors should consult their tax 35 advisors regarding the effect, if any, of the net investment income tax on the ownership or disposition of the Shares.

State, Local, and Foreign Taxes. In addition to the federal income tax aspects described above, prospective investors should consider potential state, local, and foreign tax consequences of an investment in the Shares. Each investor is urged to consult his own tax advisor to determine the impact any such taxes may have on the investor's unique tax situation.

Revisions to Use of Offering Proceeds. It is possible that the use of the proceeds will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

2002 CEO Bankruptcy. The founder, CEO Gregory Christmas, filed for Chapter 7 bankruptcy in 2002. The bankruptcy was discharged in 2003.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $50,000, and the deadline to reach this amount is April 30, 2023.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will

accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $1,000,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering and to have additional closings once we have raised the total amounts listed below. Once we reach each of the below amounts (Milestones), that amount will be closed, and those funds will be released to us. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount (Tenth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided we have raised at least our minimum target offering amount).

Target Milestones:

First Milestone: $50,000 (minimum target offering amount).

Second Milestone: $100,000 (additional $50,000 raised).

Third Milestone: $200,000 (additional $100,000 raised).

Fourth Milestone: $300,000 (additional $100,000 raised).

Fifth Milestone: $400,000 (additional $100,000 raised).

Sixth Milestone: $500,000 (additional $100,000 raised).

Seventh Milestone: $600,000 (additional $100,000 raised).

Eighth Milestone: $700,000 (additional $100,000 raised).

Ninth Milestone: $800,000 (additional $100,000 raised).

Tenth Milestone: $1,000,000 (additional $200,000 raised).

(i) A description of the purpose and intended use of the offering proceeds.

MedFire Innovations, Inc., is seeking to raise up to $1,000,000 Class A Preferred Shares in this development phase to fund the growth and expansion of our Company.

The Company intends to use the proceeds raised from the crowdfunding 2023 campaign as follows:

FUNDRAISING NEEDS: MedFire Innovations is seeking to raise up to $1,000,000 via equity Class A Preferred shares.

$ 375,000:   Research & Development
$ 130,000:   Marketing & Advertising
$ 150,000:   Hiring additional Sales and Marketing Personnel
$ 100,000:   On-going operations and reserves
$ 100,000:   Product & Device manufacturing
$ 125,000:   Trade-show Marketing
$ 20,000:   Website – Design, functionality, and applications

The minimum target offering amount and the deadline to reach the minimum target offering amount. The minimum target offering amount is $50,000, and the deadline to reach this amount is April 30, 2023. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding offering, investment commitments will be cancelled, and committed funds will be returned. We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

The closings will occur at milestone increments, as shown below. Once we reach our maximum target offering amount (Tenth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

Description of the purpose and intended use of the offering proceeds. MedFire Innovations will use the proceeds of this Regulation Crowdfunding Offering to increase our research and development of current and new innovations, products, and devices. We also intend on launching a targeted digital media and marketing campaign aimed at building a large recurring and new customer base for all three of our divisions and initiating radio and television advertising for our Jobs and Expo divisions. Additionally, funds will be used to hire additional sales and research staff, and to build out our manufacturing and distribution capabilities, and for acquiring new laboratory and office space.

First Milestone: $50,000 (minimum target offering amount). When MedFire meets the First Milestone, it plans to use the proceeds to introduce our newest device(s) into the healthcare markets in the United States. We will do this by using multiple marketing strategies that include direct sales, digital advertising, and to complete the buildout of our website platform(s).

Category	Campaign Total	Milestone 1 (Minimum Target Amount)
Marketing of MedFire Innovations (including: Direct	$130,000	$30,000

sales, digital, print, radio, and video advertising).		
Website Development and maintenance	**$20,000**	**$20,000**

Second Milestone: $100,000 (additional $50,000 raised). When MedFire reaches the Second Milestone, it plans to use the proceeds for on-going marketing of our current products, and to continue our research and development of our newest product in development.

Category	Campaign Total	Milestone 2
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	**$130,000**	**$25,000**
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	**$25,000**

Third Milestone: $200,000 (additional $100,000 raised). When MedFire reaches the Third Milestone, it plans to use the proceeds to complete the research and development of our newest device our Company has currently in the final phase of development, and to enter into the application phase of this device.

Category	Campaign Total	Milestone 3
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype	**$375,000**	**$100,000**

development, legal and administrative costs).		

Fourth Milestone: $300,000 (additional $100,000 raised). When MedFire reaches the Fourth Milestone, it plans to use the proceeds to complete the research and development and the final phase device testing and complete the regulatory application process for the device.

Category	Campaign Total	Milestone 4
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	**$100,000**

Fifth Milestone: $400,000 (additional $100,000 raised). When MedFire reaches the Fifth Milestone, it plans to use the proceeds to develop and use trade-show marketing to introduce our product(s) to various trade groups to generate sales and build market share. Additional funds in this milestone will be used for various forms of marketing of our product(s).

Category	Campaign Total	Milestone 5
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	**$130,000**	**$25,000**
Trade – Show Marketing (includes all MedFire products and services)	**$125,000**	**$75,000**

Sixth Milestone: $500,000 (additional $100,000 raised). When MedFire reaches the Sixth Milestone, it plans to use the proceeds to hire additional sales and marketing staff.

Category	Campaign Total	Milestone 6

Hiring of Marketing Staff for MedFire Innovations (Direct Sales)	**$150,000**	**$100,000**

Seventh Milestone: $600,000 (additional $100,000 raised). When MedFire reaches the Seventh Milestone, it plans to use the proceeds to continue with advertising and marketing of our various products and company divisions; and to include an increase in trade-show marketing through various industry tradeshows.

Category	Campaign Total	Milestone 7
Hiring of Marketing Staff for MedFire Innovations (including: Marketing staff)	**$150,000**	**$50,000**
Trade – Show Marketing (includes all MedFire products and services)	**$125,000**	**$50,000**

Eighth Milestone: $700,000 (additional $100,000 raised). When MedFire reaches the Eighth Milestone, it plans to use the proceeds to move forward with research and development of new innovations currently in our proposal catalog.

Category	Campaign Total	Milestone 8
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	**$100,000**

Ninth Milestone: $800,000 (additional $100,000 raised). When MedFire reaches the Ninth Milestone, it plans to use the proceeds to manufacture additional product necessary from sales of our product(s) and devices derived from our sales and marketing efforts.

Category	Campaign Total	Milestone 9
Manufacturing of products developed for MedFire Innovations (additional money for additional manufacturing needs to supply product to customers)	$100,000	$100,000

Tenth Milestone: $1,000,000 (additional $200,000 raised). When MedFire reaches the Tenth Milestone, it plans to use the proceeds to continue with sales and marketing, ongoing research and development, and to keep some monies in our reserves.

Category	Campaign Total	Milestone 10
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	$130,000	$50,000
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	$375,000	$50,000
Reserve Monies for MedFire Innovations (monies to be used for general purposes, or, for unseen needs during the course of normal operations)	$100,000	$100,000

Note: A significant amount of our capital raise will be used for current and ongoing research and development of product(s) and devices. Below is a breakdown of the proposed use of funds for one of our devices that is in the final phase of development and testing to finalize regulatory requirements of use. The funds to be used for this final phase of development are noted in our Research & Development budget of $375,000.

1. Product Development (various costs associated with all development) $50,000
2. Pilot Production for Clinical Studies (1,000 units) $15,000
3. Benchtop Testing $35,000
4. Biocompatibility Testing $15,000
5. Clinical Testing $50,000
6. Regulatory compliance $20,000
7. Production molds $50,000
8. Legal and Administrative costs $10,000

In summary, if the Company raises the full maximum target offering amount, it will be able to initiate the completion of research and development for multiple products and devices the Company is currently selling, and in final development. Additional funds raised during this period will allow for continued research and development of new products and devices being developed to sell into the healthcare markets, and into other related markets. Additionally, if the full maximum target offering amount is met, our Company will be able to increase sales and staff, and maximize our sales, marketing, and advertising efforts.

Breakdown of All Milestones for MedFire Innovations

Category	Campaign Total	All Milestones
Marketing of MedFire Innovations, et al (including: Direct sales, digital, print, radio, and video advertising).	**$130,000**	$130,000
Website Development and maintenance	**$20,000**	$20,000
Research & Development of current and new projects (including: costs associated with development, clinical studies, testing in various categories, regulatory compliance, prototype development, legal and administrative costs).	**$375,000**	$375,000
Trade – Show Marketing (includes all MedFire products and services)	**$125,000**	$125,000

Hiring of Marketing Staff for MedFire Innovations (including: Marketing staff)	**$150,000**	$150,000
Manufacturing of products developed for MedFire Innovations (additional money for additional manufacturing needs to supply product to customers)	**$100,000**	$100,000
Reserve Monies for MedFire Innovations (monies to be used for general purposes, or, for unseen needs during the course of normal operations)	**$100,000**	$100,000
Totals	**$1,000,000**	$1,000,000

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (under trade name Crowdfund Main Street) will notify investors when the minimum target offering amount has been met.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, Crowdfund Main Street will

Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the Crowdfund Main Street platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The issuer is offering a minimum of $50,000 and a maximum of $1,000,000 in Stock (the "Equity").

Securities Offered:	Series A Preferred Stock
Purchase Price:	$10 per share (**"Original Issue Price"**).

Preferred Dividends:	Preferred Shareholders shall receive annual cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor.
	For each fiscal year, the cumulative Preferred Dividend (**"Preferred Dividend"**) shall be six percent (6%) of the Original Issue Price (prorated for any partial year of ownership and adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like).
	Unless each Preferred Shareholder receives its entire accumulated Preferred Dividend in cash, no dividend shall be paid or declared on any Common Stock.
	There are no participation rights in dividends paid on the Common Stock.
Redemption by Shareholder:	On or after January 1, 2027, Preferred Shareholders may request redemption of shares at a per share price equal to the Original Issue Price plus any accumulated and unpaid dividends.
Redemption by Company:	On or after January 1, 2030, the Company may redeem any or all, or any portion of, Preferred Stock. The per share redemption price shall be equal to the Original Issue Price plus any accumulated and unpaid dividends.
Insufficient funds to pay redemption:	If the Company has insufficient funds to pay a redemption, it may instead issue a promissory note as the form of payment bearing interest at the rate of 5% and providing for fully amortized payments over a period of not more than two years and containing other commercially reasonable terms as determined by the Company's discretion.
	If the Company fails to meet its redemption obligations for at least eight quarters, Preferred Shareholders shall have the right, as a class, to elect a majority of the Board of Directors until such time as the Company meets its obligations.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: ● first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any accumulated but unpaid dividends thereon; ● second, to the holders of Common Stock. Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or

	acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.
Conversion:	On or after January 1, 2027, shares of Preferred Stock may be converted to Common Stock on a 1:1 basis.
Voting rights:	The Preferred Shareholders shall have no voting rights, except as described above.

The above is intended to be only a summary of some of the key terms of the Offering. The above is not a complete description of the terms of the Subscription Agreement. Please see the Subscription Agreement filed with the SEC with this offering statement as **Exhibit F** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit F**.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The Board of Directors have the absolute right to make decisions with respect to the company. It is possible that the Board of Directors will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Ownership percentage
Gregory Christmas	86.77% of common shares

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The investor will have no voting rights or ownership in the company. The company's Board of Directors, the sole decision-makers for the company, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the executive team and the Board of Directors, who are the sole decision-makers for the company. As note-holders, investors in this offering have no voting rights or ownership of the company.

The Board of Directors' interests could differ from an investors', and the Board of Directors could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, and a sale of the issuer or of the assets of the issuer.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (under trade name Crowdfund Main Street). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to MiTec, PBC (under trade name Crowdfund Main Street) is 6% of offering proceeds distributed to the issuer, plus third-party background check and escrow fees.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

Conditional and Unconditional Obligations
Current obligations of the company are various notes to the President and CEO of the Company, and to Marshall Lane Surprise, LLC. These various notes are for monies loaned to the Company for prior operations and research and development. Additional notes are for the purchase of United States Patents and Domain names the Company believes to be assets of the Company for current and future operations, as follows:

The founder has loaned the company $89,400 ($63,400 of his personal money and $26,000 from a separate entity controlled by him as the LLC manager). Both notes are due on March 1, 2025 and are at a 5% interest rate.

The company also has a promissory note with the founder in which the company agrees to purchase 9 United States Patents and 24 domain names related to the operations of the company. The assessed value of all 9 patents and 24 internet domain names totals $100,000.00 payable in 33 monthly installments of $3,000.00 and 1 final payment of $1,000.00, starting January 1, 2022 and ending October 4, 2024.

The notes:

9 US Patents & 24 domain names $100,000 note payable to Gregory Christmas   Due 10-1-2024

Loan from Greg and Kathy Christmas $63,400 + (5% interest)   Due 3-1-2025

Loan from Marshall Lane Surprise, LLC $26,000 + (5% interest)   Due 3-1-2025

(q) A description of exempt offerings conducted within the past three years.

During 2020 and 2021, MedFire Innovations, Inc., made an offering to sell equity in MedFire Innovations, Inc. This Offering was only available to residents and businesses residing in the State of California and the Offering was made by Permit by the State of California Department of Business Oversight under securities exemption 25104(h). The Offering was for Class A Preferred Shares of non-voting stock. The total raise during this time was $70,050 and 7,050 shares of Class A Preferred Stock were issued to the founder and his wife along with 5 other investors. The proceeds of this raise were used for marketing and company operations.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the

beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Gregory and Kathleen Christmas purchased $50,000.00 of 5,000 Class A Preferred Stock during 2021 out of 500,000 authorized shares.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our audited financials, which have been filed with the SEC as **Exhibit D** to this offering statement, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Primary Industry Background

MedFire Innovations operates primarily in the Medical Device Development and Manufacturing industry. Medical Device Industry products are essential for healthcare. Therefore, this industry is generally protected from significant revenue volatility. However, the research and development of such products can be relatively expensive, which makes this industry slightly more vulnerable to fluctuations in economic conditions.

The COVID-19 pandemic did disrupt the healthcare sector significantly as well as, the many industries throughout the United States and the World. The demand for such products as; ventilators and other respiratory devices, saw a significant demand upwards, and demand for other medical devices in the healthcare sector staying flat or decreasing during the first year following the start of the pandemic. As a result, the overall Medical Device Development and Manufacturing industry as a whole did see revenues decline in 2020, however, as the pandemic starts to pass and the demand for in person healthcare services is starting to increase, we believe our industry will see significant growth in the near team, and foreseeable future.

A report by IBISWorld (Medical Device Manufacturing in the US, Jan. 2022) believes the following for the overall industry. *Over the five years to 2026, the industry is expected to return to growth, with revenue increasing at an annualized rate of 3.2% to $52.7 billion. The aging baby boomer population and technology developments will continue to bolster industry growth, while the changing regulatory environment will likely support profitability. Additionally, input prices are expected to rise only slightly, resulting in a marginal increase in average industry profit (measured as earnings before interest and taxes) from 12.3% of revenue in 2021 to 12.4% in 2026.*

MedFire Innovations, Inc. believes 2023 will be a year of significant successes with multiple products and services we have developed and continue to develop for the healthcare and first-responder markets. Our Company dedicated a sizable portion of our previous year's revenues, and investments to research and development of these devices and services, thus the fruits of these financial resources and research and development will help us generating sales and revenue from these various devices and services in 2023.

Financial Condition

Med Fire Innovations, Inc. is heavily invested currently in research and development. Most of the company's revenue and investments from prior years has gone directly to research and development of various devices and services developed by our Company, and are now, in 2023 being provided for sale to both the public and private entities and operators in the healthcare, and first-responder industries.

In the year 2020, our Company did see a significant increase in revenue to the company due to an opportunity to sell certain PPE {Personal Protective Equipment) into these sectors. The Company generated revenues in 2020 of $202,074.12 (P&L statement January through December 2020). Net Ordinary Income was $53,684.63, and Net Income was $53,687.13. Tax returns were filed with the State of California, and the IRS, with $700.00 being paid to the IRS, and $800.00 to the State of California.

In the year 2021, our Company saw a significant decrease in revenues. COVID-19 opportunities decreased significantly in 2021, and final development of marketing and development of our new devices and services increased to complete development necessary to go to market. Credit card debt was reduced, company website construction was completed, and recurring FDA registrations were paid. Overall, in 2021 we incurred a net ordinary income of (-86,496.01), and a net income of (-95,530.84).

Liquidity Sources

Our current liquid availability of cash on hand is approximately $75,000.00 and our ability to raise additional capital through credit is strong. The President and CEO of our Company has committed a total credit line of up to $200,000 in cash if necessary for current operations. In addition to existing personal credit lines, the Company has a credit rating sufficient to increase its current credit lines and for potential credit lines and loans to be granted by a financial institution. In addition, Management believes our current product lines and related services will generate significant cash flow and the new equity offering will be successful. The total equity offering is for $1 million of Class A Preferred (non-voting) shares in the Company, beginning in January 2023.

Conditional and Unconditional Obligations

Current obligations of the company are various notes to the President and CEO of the Company, and to Marshall Lane Surprise, LLC. These various notes are for monies loaned to the Company for prior operations and research and development. Additional notes are for the purchased of United States Patents related to products to be sold by the Company, and for website Domain Names the Company believes to be assets of the Company for current and future operations.

The notes are as follows:

9 US Patents & 24 Domain Names $100,000 note payable to Gregory Christmas   Due 10-1-2024

Loan from Greg and Kathy Christmas $63,400 + {5% interest)   Due 3-1-2025

Loan from Marshall Lane Surprise, LLC $26,000 + (5% interest)   Due 3-1-2025

Expected Cash Flows

The Company is now in the process of promoting sales and services developed by the Company in selling devices and products developed in previous years through our research and development. Currently, one of our devices has shown extremely positive results in testing and demonstrating inside large healthcare facilities. Additionally, our MedFire Jobs - job search engine is complete and on-line. Sales personnel have been hired and are being trained. Management believes the Company will see significant revenue generation from the job search engine, and little debt incurred on the revenues of the search engine. Management believes a conservative estimate of monthly revenues from the job search engine to be no less than $50,000 per month. Management also believes revenue and cash flows from the sale of our new device into the healthcare market to be substantial.

Legal Proceedings

MedFire Innovations, Inc.'s management is not aware of any pending legal proceedings against the Company. Also, there have been no legal proceedings or judgements of any kind against the Company since its formation in 2016.

Relationships with key vendors and customers

MedFire Innovations, Inc., and its managers, have secured various relationships with vendors and customers. Management currently believes all relationships with key stakeholders are intact and believe these relationships to be positive now and for the near future.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect

accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000 financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target offering amount of more than $618,000, but not more than $1,235,000 financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's audited financial statements have been filed with the SEC with this offering statement as **Exhibit D**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.

As required by 17 CFR §227.203, we will make publicly available on the Crowdfund Main Street platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report for this offering will be posted at www.medfireinvest.com by April 30, 2024.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C for further information about the offering.

Exhibits List

Exhibit A: Pitch Deck
Exhibit B: MedFire Team
Exhibit C: Use of Proceeds

Exhibit D: Audited Financials
Exhibit E: Possible Future Operations
Exhibit F: Form of Subscription Agreement
Exhibit G: Crowdfund Main Street Crowdfunding Page
Exhibit H: Amended Articles of Incorporation
Exhibit I: Offering Video Transcript
Exhibit J: Jobs & Expo Video Transcript